UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number: 001-37384

GALAPAGOS NV

(Translation of registrant’s name into English)

Generaal De Wittelaan L11 A3 2800 Mechelen, Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXPLANATORY NOTE

Enclosed hereto are copies of the following items in connection with Galapagos NV’s annual report for the financial year 2020 and its Annual Shareholders’ Meeting that will be held on Wednesday, April 28, 2021 at 2:00 p.m. (CET), at the registered office of Galapagos NV.

The information contained in this Form 6-K, including, Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, and 99.8, is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File No. 333-230639) and S-8 (File Nos. 333-204567, 333-208697, 333-211834, 333-215783, 333-218160, 333-225263, 333-231765, 333-249416). The information contained in Exhibit 99.1 to this Form 6-K is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing.

Exhibit	Description

99.1	Press Release issued on March 25, 2021

99.2	Convening Notice for the Annual Shareholders’ Meeting of Galapagos NV to be held on April 28, 2021 (English translation)

99.3	Proxy Form for the Annual Shareholders’ Meeting to be held on April 28, 2021

99.4	Depositary’s Notice of the Annual Shareholders’ Meeting to be held on April 28, 2021

99.5	Voting Instructions for holders of American Depositary Shares for the Annual Shareholders’ Meeting to be held on April 28, 2021

99.6	Notification of Participation Form for the Annual Shareholders’ Meeting to be held on April 28, 2021

99.7	Overview of Outstanding Shares and Voting Rights for the Annual Shareholders’ Meeting to be held on April 28, 2021

99.8	Remote Voting Instructions for holders of Ordinary Shares for the Annual Shareholders’ Meeting to be held on April 28, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GALAPAGOS NV
(Registrant)

Date: March 25, 2021	/s/ Xavier Maes
Xavier Maes
Company Secretary